Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2008	2007	2006	2005	2004
Earnings
Net Income for Common	$783	$844	$686	$694	$518
Preferred Stock Dividend	11	11	11	11	11
Cumulative Effect of Changes in Accounting Principles	-	-	-	-	-
(Income) or Loss from Equity Investees	-	(2)	-	-	-
Minority Interest Loss	-	-	-	-	-
Income Tax	397	392	349	330	278
Pre-Tax Income from Continuing Operations	1,191	1,245	1,046	1,035	807
Add: Fixed Charges*	520	487	472	391	387
Add: Amortization of Capitalized Interest	-	-	-	-	-
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Earnings	$1,711	$1,732	$1,518	$1,426	$1,194
* Fixed Charges
Interest on Long-term Debt	$458	$411	$370	$333	$317
Amortization of Debt Discount, Premium and Expense	16	17	16	16	15
Interest Capitalized	-	-	-	-	-
Other Interest	25	39	65	21	34
Interest Component of Rentals	21	20	21	21	21
Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Fixed Charges	$520	$487	$472	$391	$387
Ratio of Earnings to Fixed Charges	3.3	3.6	3.2	3.6	3.1

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